02029809 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

PE 3/28/02

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

28 March 2002

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5 Longwalk Road, Stockley Park East
Uxbridge, Middlesex, UB11 1TT, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 22 March 2002 sent to the London Stock Exchange, under its general requirements to submit copies of all material announcements for information purposes.

One Company Announcement notification dated 22 March 2002 sent to the London Stock Exchange, under its general requirements to submit copies of all material announcements for information purposes.

One Company Announcement notification dated 22 March 2002 sent to the London Stock Exchange, under its requirements to submit notification of additional listing.

One Company Announcement notification dated 26 March 2002 sent to the London Stock Exchange, under its requirements to submit notification of additional listing.

One Company Announcement notification dated 27 March 2002 sent to the London Stock Exchange, under its general requirements to submit copies of all material announcements for information purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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Date: 28 March 2002

By: ______________________________

CHRISTOPHER FLETCHER SMITH
Deputy Secretary